Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 2 to the Registration Statement No. 333-285075 on Form S-1 filed on the date herewith of Blue Water Acquisition Corp. III of our report dated February 19, 2025, except for Notes 2, 5, and 9 as to which the date is March 28, 2025, relating to the financial statements of Blue Water Acquisition Corp. III as of December 31, 2024 and for the period from November 1, 2024 (inception) through December 31, 2024, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Elliott Davis, PLLC

Charlotte, North Carolina

May 23, 2025